Exhibit 99.1

Mountain Province Diamonds Welcomes Société Générale to Lending Syndicate

Overall Project Development more than 60 percent Complete

Shares Issued and Outstanding: 158,966,333
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, May 7, 2015 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce that Société Générale has joined the Company's lending syndicate. On April 7, 2015, the Company announced the closing of the US$370M term loan facility (the "Facility") with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd., and including ING Capital LLC, Export Development Canada and the Bank of Montreal. With the inclusion of Société Générale syndication of the Facility is now complete.

The Facility completes the Company's anticipated funding requirements for the balance of the capital and working capital required for the construction and commissioning of the Gahcho Kué diamond mine and to achieve planned commercial production. The maximum term of the Facility is seven years and the interest rate is US$ LIBOR plus 5.5 percent.

As required under the terms of the Facility, the Company has executed US dollar interest rate swaps and foreign currency forward strip contracts to manage interest rate risk and foreign exchange risk associated with the US dollar variable rate term loan facility.  The Company has entered into US dollar floating-to-fixed Interest Rate Swaps ("IRS") at notional amounts which are designed to equal the outstanding principal balance based on the drawdown schedule up to a maximum of US$277 million. The IRS are designed to fix the interest rate on 75 percent of the outstanding principal of the balance of the loan.  The IRS are effective from April 9, 2015 and terminates on March 31, 2020.  The Company will pay a fixed rate of 1.827 percent and will receive a variable rate based on the 3 month US$ LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

The Company has also executed foreign currency forward strip contracts to buy Canadian dollars and sell US dollars from April 9, 2015 to February 1, 2017 for notional amounts of Cnd$219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1. The foreign currency forward strip contracts are designed to cover 75 percent of the Company's capital expenditures for the project from April 9, 2015 to February 1, 2017.  The interest rate swaps and forward strip contracts are secured on an equal basis with the Facility and documented in the form of International Swaps Derivatives Association Master agreements.

The Company is also pleased to announce that the project development remains on schedule for first production during H2 2016 and is forecast to be completed within budget. Following the successful completion of deliveries of equipment and supplies on the 2015 ice road the focus is now on the mobilization of contractors for the construction of major facilities such as the processing plant. There are currently approximately 300 personnel on site and this number is expected to increase to over 500 in the next six months as construction peaks.

Mountain Province CEO Patrick Evans commented: "We are pleased to welcome Société Générale, a major lender to the international mining industry, to our lending group. We are also pleased with the continued on-plan and on-budget development of Gahcho Kué, which is a testament to the skill and experience of our operating partner, De Beers Canada."

Gahcho Kué will be Canada's fifth diamond mine and is projected to produce an average of 4.45 million carats per year from open pit over the first 12 years. During the first three years production is expected to average 5.6 million carats per year. Approximately 3 million tonnes of kimberlite will be processed per year at a projected operating cost of Cnd$72.51 per tonne or approximately Cnd$207 million (MPV 49% Cnd$101M). Revenue, based on independent modeled diamond prices, is projected at approximately US$150 per carat, or US$842 million (MPV 40% US$413 million) per year for the first three years of full production, net of marketing costs. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest and richest new diamond development project.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:48e 07-MAY-15